        John H. Lively

                                                                                              The Law Offices of John H. Lively & Associates, Inc.

                                                                                              A member firm of The 1940 Act Law Group

                                                                                              11300 Tomahawk Creek Parkway, Suite 310

        Leawood, KS  66211

        Phone: 913.660.0778   Fax: 913.660.9157

        john.lively@1940actlawgroup.com

January 29, 2014

Ms. Monique Botkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Cottonwood Mutual Funds (the “Trust”)
SEC File Numbers: 333-176541 and 811-22602

Dear Ms. Botkin:

On January 16, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A.  The preliminary proxy statement relates to the solicitation of the vote of shareholders of the HAGIN Keystone Market Neutral Fund (the “Fund”), a series of the Trust, relating to the election of Trustees for the Trust and the approval of an investment advisory agreement between HAGIN Investment Management and the Trust with respect to the Fund.

On January 24, 2014, you provided comments to me and my colleague, Cynthia Baughman, relating to the proxy statement.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement.  The definitive proxy statement will include responses to the comments as described in this letter.

Proposal 1 – Election of Trustees

1.

Comment:

It is noted that the Trust believes that each Trustee is “competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.”  While not specifically called for in the Form N-1A requirements, please consider providing clarification of these factors in the description of each Trustee in this section.

Response:

The Trust has revised the disclosure as you have requested.

2.

Comment:

In the Trustee table, please define “fund complex.”

Response:

The Trust has revised the disclosure as you have requested.

3.

Comment:

In accordance with Item 17 of Form N-1A, for Mr. Bollinger, please describe the type of business for CAN National Warranty Corporation and Guardian Warranty.

Response:

The Trust has revised the disclosure as you have requested.

4.

Comment:

Please describe why Mr. Hart is considered an “interested person” under the 1940 Act.

Response:

The Trust has revised the disclosure as you have requested.

5.

Comment:

In the discussion regarding the Valuation Committee, please clarify whether “during the year” refers to a fiscal or calendar year.

Response:

The Trust has revised the disclosure as you have requested.

6.

Comment:

Please confirm in this letter whether there are any items requiring disclosure pursuant to Item 22(b)(11) and (12) of Schedule 14A relating to disclosure of any material pending legal proceedings.

Response:

The Trust confirms that there are no additional disclosures required to be made pursuant to Item 22(b)(11) and (12) of Schedule 14A.

Proposal 2 – Approval of Investment Advisory Agreement

7.

Comment:

Please describe in your response letter the circumstances that lead to the determination that the Board composition may not have confirmed to the certain requirements of the 1940 Act.

Response:

When the Trust was being established and officer and trustee determinations were being made, it was determined to appoint a trustee who was the father of an employee of Cortland Capital Markets Services, an affiliate of the administrator.  A determination of independence of the trustee was made at this time (approximately October / November of 2011) and he was considered to be independent.  While it was contemplated that the same employee was expected to be selected to be an officer of the Trust (February 2012), the trustee inadvertently indicated in the relevant portions of the independent trustee questionnaire that he was not related to any person who was an officer of the Trust.  That independent trustee did identify the relationship in another portion of the questionnaire unrelated to the “interested person” status assessment.  The overall analysis failed to make this connection.  There is no dispute of fact as to whether the independent trustee candidate failed to disclose the relationship – all parties agree that he did, in fact, make such disclosure.  The analysis was simply flawed.  At the time that the son of the candidate was actually appointed, a second independence determination of the trustee candidate was not made.  The selection and nomination of any trustee is a responsibility of the independent trustees of the Trust.  To assist the independent trustees in this function for future purposes, the service providers, including specifically, counsel to the Trust, will review the selection process and legal qualification, conduct an interview with prospective trustee candidates in advance, as well as have the person complete the independent trustee questionnaire.  The Trust’s chief compliance office will memorialize the foregoing as part of the Trust’s compliance policies and procedures.

8.

Comment:

Please describe in your response why the Trust may rely on Rule 15a-4 under the 1940 Act for entering into the interim agreement described in the Proposal.

Response:

The Trust is relying on Rule 15a-4(b)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”) which provides that a person may act as an investment adviser to a fund under an interim contract  as provided in paragraphs (b)(1) or (2) of this section.  Paragraph (b)(1) provides that an interim contract may be put in place if the previous contract was terminated by an event described in Section 15(a)(3).  In this case, the previous contract was terminated by an event described in Section 15(a)(3), specifically that the contract was terminated by the Board of Trustees of the Trust on 60 days’  notice to the adviser.  Additionally, in this case, the Board of Trustees of the Trust determined to terminate the advisory contract with the adviser and provided it with a letter of termination and, at such time, the adviser agreed to waive its 60 days’ notice under the contract.

9.

Comment:

Please confirm in your response that any actions taken by the previously comprised Board of Trustees prior to January 16, 2014 were re-voted on and re-approved at the January 16, 2014 Board Meeting by the newly constituted board.

Response:

The Trust confirms that actions taken by the prior Board of Trustees were re-approved and ratified by the newly constituted Board of Trustees at its January 16, 2014 board meeting.

10.

Comment:

Please remove brackets and complete the blank spaces in this Proposal.

Response:

The Trust has completed the language that was previously bracketed and/or blank.

11.

Comment:

Please disclose the advisory fees paid to the adviser for the most recent fiscal year.

Response:

This information is disclosed under the caption “Information Concerning the Adviser.”

Proposal 3 – Approval of Fees Paid to and Payable to the Adviser

12.

Comment:

Please describe the circumstances that lead to the determination that the Board composition may not have confirmed to the certain requirements of the 1940 Act.

Response:

Please see response to Comment #7 above.

13.

Comment:

In the second full paragraph under the section entitled “Recommendation of the Board of Trustees,” please clarify the basis for the Board’s satisfaction that the shareholders of the Fund will not bear costs associated with the proxy solicitation.

Response:

The Trust has revised the disclosure as you have requested.

Proxy Card

14.

Comment:

On the proxy card it is noted that a shareholders prompt return of the proxy will help “assure a quorum at the meeting and avoid additional expenses associated with further solicitation.”  Since the Fund is not paying for the costs of proxy solicitation, please clarify this language.

Response:

The Trust has revised the disclosure as you have requested.

Further Information about Voting and the Special Meeting

15.

Comment:

Please complete the chart on beneficial ownership of the Fund.

Response:

The Trust has revised the disclosure as you have requested.

Exhibit B – New Advisory Agreement

16.

Comment:

Please clarify in your response what is meant by “office space and other office expense” in  the paragraph of section 2 of the new advisory agreement which sets forth the obligations of the Fund with respect to expenses for which it is responsible.

Response:

To the extent the Fund (or the Trust on behalf of the Fund) were to ever make a determination to obtain office space (and thereby incur certain expenses), the Fund would be responsible for such expenses under the terms of the advisory agreement.  Neither the Trust nor the Fund have present intentions of retaining such office space.  All of the service providers of the Trust have their own office space and absorb the costs of such office space.

17.

Comment:

In Section 4 of the advisory agreement in the 3rd paragraph please clarify what is meant in the first sentence.

Response:

This Section provides for an affiliate of the adviser, such as a related broker/dealer, to be able to earn fees in connection with effecting portfolio trades for the Fund.  Other than an affiliate effecting portfolio transactions in accordance with Section 17(e) of the 1940 Act and Rule 17e-1 thereunder, the Trust is not aware of any circumstances in which retention of any compensation by the adviser or any of its affiliates would be permissible. As a factual matter, we note that at this time, none of the advisers to the series portfolios of the Trust, including HAGIN Investment Management, have affiliates that are registered broker-dealers and could, therefore, effect portfolio transactions.  The Trust believes at this time that the provision will not come into play.

*   *   *

The Trust acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively